ADVANCED ACCESSORY HOLDINGS CORPORATION
EXHIBIT 12.1 - STATEMENT REGARDING COMPUTATION OF RATIOS
FIXED CHARGE COVERAGE RATIO
(Dollar amounts in thousands)

	Company			Predecessor
	For the Year Ended	For the Year Ended	For the Period from April 15, 2003 to	For the Period from January 1, 2003 to
	December 31, 2005	December 31, 2004	December 31, 2003	April 14, 2003
Pre-tax loss from continuing operations	$(80,310)	$(16,808)	$(5,902)	$(5,098)
Fixed Charges: Interest expense and amortization of debt discount and premium on all indebtedness	29,576	27,007	14,409	4,772
Rentals (1)	5,781	5,244	2,478	1,006
Total fixed charges	35,357	32,251	16,887	5,778
Earnings before income taxes and fixed charges	$(43,953)	$15,443	$10,985	$680
Ratio of earnings to fixed charges (2)	—	—	—	—

(1)	Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.
(2)
For the years ended December 31, 2005 and 2004 and the periods ended December 31, 2003 and April 14, 2003 fixed charges exceeded earnings by $80,310, $16,808, $5,902 and $5,098, respectively, resulting in a ratio less than one.